Exhibit 99.115

LETTER OF CONSENT

I, John Scott, refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of the technical report dated November 19, 2008 entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala (the “Technical Report”), of which I am an author, and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated November 20, 2008 and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ John B. Scott
Per:	John B. Scott, P.Eng.

Dated: January 22, 2009